UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3*)

                  Cyberkinetics Neurotechnology Systems, Inc.
                  ---------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                           ---------------------------
                         (Title of Class of Securities)

                                   23247T101
                                   -----------
                                 (CUSIP Number)

                               Jeffrey T. Barnes
                                222 Berkeley St.
                                Boston, MA 02116
                                 (617) 357-7474
            --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 18, 2006
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      13D
CUSIP NO. 23247T101
--------------------------------------------------------------------------------
  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         OXFORD BIOSCIENCE PARTNERS IV L.P.
-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) /_/
         (b) / /
-------------------------------------------------------------------------------
  3      SEC USE ONLY

-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*
         OO
-------------------------------------------------------------------------------
  5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)
         N/A          /_ /
-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                        7     SOLE VOTING POWER                0

  NUMBER OF             ------------------------------------------------------
  SHARES                8     SHARED VOTING POWER           12,312,496
  BENEFICIALLY
  OWNED BY
  EACH                  ------------------------------------------------------
  REPORTING             9     SOLE DISPOSITIVE POWER           0
  PERSON WITH
                        ------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER      12,312,496

-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         12,312,496
-------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         N/A       /_/
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    31.4%

-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*                               PN

-------------------------------------------------------------------------------

                                      13D
CUSIP NO. 23247T101
--------------------------------------------------------------------------------
  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         mRNA FUND II L.P.
-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) /_/
         (b) / /
-------------------------------------------------------------------------------
  3      SEC USE ONLY

-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*
         OO
-------------------------------------------------------------------------------
  5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)
         N/A  /_ /
-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                        7     SOLE VOTING POWER                0

  NUMBER OF             ------------------------------------------------------
  SHARES                8     SHARED VOTING POWER           12,312,496
  BENEFICIALLY
  OWNED BY
  EACH                  ------------------------------------------------------
  REPORTING             9     SOLE DISPOSITIVE POWER           0
  PERSON WITH
                        ------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER      12,312,496

-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,312,496
-------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         N/A       /_/
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    31.4%

-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*                               PN

-------------------------------------------------------------------------------

                                      13D
CUSIP NO. 23247T101
--------------------------------------------------------------------------------
  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         OBP MANAGEMENT IV L.P.
-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) /_/
         (b) / /
-------------------------------------------------------------------------------
  3      SEC USE ONLY

-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*
         AF
-------------------------------------------------------------------------------
  5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)
         N/A   /_ /
-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                        7     SOLE VOTING POWER                0

  NUMBER OF             ------------------------------------------------------
  SHARES                8     SHARED VOTING POWER           12,312,496
  BENEFICIALLY
  OWNED BY
  EACH                  ------------------------------------------------------
  REPORTING             9     SOLE DISPOSITIVE POWER           0
  PERSON WITH
                        ------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER      12,312,496

-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,312,496
-------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         N/A       /_/
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    31.4%

-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*                               PN

-------------------------------------------------------------------------------

                                      13D
CUSIP NO. 23247T101
--------------------------------------------------------------------------------
  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         JEFFREY T. BARNES
-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) /_/
         (b) / /
-------------------------------------------------------------------------------
  3      SEC USE ONLY

-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*
         AF
-------------------------------------------------------------------------------
  5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)
         N/A         /_ /
-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
                        7     SOLE VOTING POWER                0

  NUMBER OF             ------------------------------------------------------
  SHARES                8     SHARED VOTING POWER           12,312,496
  BENEFICIALLY
  OWNED BY
  EACH                  ------------------------------------------------------
  REPORTING             9     SOLE DISPOSITIVE POWER           0
  PERSON WITH
                        ------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER      12,312,496

-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,312,496
-------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         N/A       /_/

-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    31.4%

-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*                               IN

-------------------------------------------------------------------------------

                                      13D
CUSIP NO. 23247T101
--------------------------------------------------------------------------------
  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         MARK P. CARTHY
-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) /_/
         (b) / /
-------------------------------------------------------------------------------
  3      SEC USE ONLY

-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*
         AF
-------------------------------------------------------------------------------
  5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)
         N/A         /_ /
-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
                        7     SOLE VOTING POWER                0

  NUMBER OF             ------------------------------------------------------
  SHARES                8     SHARED VOTING POWER           12,312,496
  BENEFICIALLY
  OWNED BY
  EACH                  ------------------------------------------------------
  REPORTING             9     SOLE DISPOSITIVE POWER           0
  PERSON WITH
                        ------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER      12,312,496

-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         12,312,496
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         N/A       /_/
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    31.4%

-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*                               IN

-------------------------------------------------------------------------------

                                      13D
CUSIP NO. 23247T101
--------------------------------------------------------------------------------
  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         JONATHAN J. FLEMING
-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) /_/
         (b) / /
-------------------------------------------------------------------------------
  3      SEC USE ONLY

-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*
         AF
-------------------------------------------------------------------------------
  5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)
         N/A        /_ /
-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
                        7     SOLE VOTING POWER                0

  NUMBER OF             ------------------------------------------------------
  SHARES                8     SHARED VOTING POWER           12,312,496
  BENEFICIALLY
  OWNED BY
  EACH                  ------------------------------------------------------
  REPORTING             9     SOLE DISPOSITIVE POWER           0
  PERSON WITH
                        ------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER      12,312,496

-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         12,312,496
-------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         N/A       /_/
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    31.4%

-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*                               IN

-------------------------------------------------------------------------------

                                      13D
CUSIP NO. 23247T101
--------------------------------------------------------------------------------
  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         MICHAEL E. LYTTON
-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) /_/
         (b) / /
-------------------------------------------------------------------------------
  3      SEC USE ONLY

-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*
         AF
-------------------------------------------------------------------------------
  5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)
         N/A         /_ /
-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
                        7     SOLE VOTING POWER                0

  NUMBER OF             ------------------------------------------------------
  SHARES                8     SHARED VOTING POWER           12,312,496
  BENEFICIALLY
  OWNED BY
  EACH                  ------------------------------------------------------
  REPORTING             9     SOLE DISPOSITIVE POWER           0
  PERSON WITH
                        ------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER      12,312,496

-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         12,312,496
-------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         N/A       /_/
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    31.4%

-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*                               IN

-------------------------------------------------------------------------------

                                      13D
CUSIP NO. 23247T101
--------------------------------------------------------------------------------
  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         ALAN G. WALTON
-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) /_/
         (b) / /
-------------------------------------------------------------------------------
  3      SEC USE ONLY

-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*
         AF
-------------------------------------------------------------------------------
  5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)
         N/A         /_ /
-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
                        7     SOLE VOTING POWER                0

  NUMBER OF             ------------------------------------------------------
  SHARES                8     SHARED VOTING POWER           12,312,496
  BENEFICIALLY
  OWNED BY
  EACH                  ------------------------------------------------------
  REPORTING             9     SOLE DISPOSITIVE POWER           0
  PERSON WITH
                        ------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER      12,312,496

-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         12,312,496
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         N/A       /_/
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    31.4%

-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*                               IN

-------------------------------------------------------------------------------

CUSIP No. 23247T101                   13D

Schedule 13D/A
--------------

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock (the "Common Stock") of Cyberkinetics Neurotechnology Systems, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 100 Foxborough Blvd., Suite 240, Foxborough, MA 02035.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) Oxford Bioscience Partners IV L.P. ("Oxford IV") and mRNA Fund II L.P. ("mRNA II") (collectively, the "Funds"); OBP Management IV L.P. ("OBP IV"), which is the sole general partner of Oxford IV and mRNA II; and Jeffrey T. Barnes ("Barnes"), Mark P. Carthy ("Carthy"), Jonathan J. Fleming ("Fleming"), Michael E. Lytton ("Lytton") and Alan G. Walton ("Walton") (collectively, the "General Partners"), who are the general partners of OBP IV. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

         (b) The address of the principal business office of Oxford IV, mRNA II, OBP IV, Barnes, Carthy, Fleming and Lytton is 222 Berkeley Street, Suite 1650, Boston, Massachusetts 02116. The address of the principal business office of Walton is 315 Post Rd. West, Westport, Connecticut 06880.

         (c) No changes have occurred since Schedule 13D relating to the Reporting Persons filed on February 14, 2006 (the "Filing").

         (d) No changes with respect to the Reporting Persons have occurred since the Filing.

         (e) No changes with respect to the Reporting Persons have occurred since the Filing.

         (f) No changes with respect to the Reporting Persons have occurred since the Filing.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On October 18, 2006, Oxford IV purchased an aggregate of 825,056 shares of Common Stock of the Issuer in a private placement at a price of $1.20 per share for an aggregate purchase price of $990,067, which was paid for from their investment funds, and received immediately exercisable warrants to purchase 412,528 shares of Common Stock at an exercise price of $1.40 per share. On October 18, 2006, mRNA II purchased an aggregate of 8,278 shares of Common Stock of the Issuer in a private placement at a price of $1.20 per share for an aggregate purchase price of $9,934, which was paid for from their investment funds, and received immediately exercisable warrants to purchase 4,139 shares of Common Stock at an exercise price of $1.40 per share.

ITEM 4.  PURPOSE OF TRANSACTION

         Oxford IV purchased Common Stock of the Issuer for investment purposes.

         (a-i) Not applicable.

         (j) The Reporting Persons currently have no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of
Schedule 13D (although the Reporting Persons reserve the

CUSIP No. 23247T101                   13D

right to develop such plans). All shares of Common Stock of the Issuer purchased by the Reporting Persons were acquired for their own accounts for investment purposes, but the Reporting Persons reserve the right to dispose of the shares in compliance with applicable law.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Amount Beneficially Owned: Oxford IV is the record owner of 10,436,017 shares of Common Stock and immediately exercisable warrants to purchase 1,754,172 shares of the Common Stock of the Issuer as of December 31, 2006. mRNA II is the record owner of 104,707 shares of Common Stock and immediately exercisable warrants to purchase 17,600 shares of the Common Stock of the Issuer as of December 31, 2006 (the shares and warrants to purchase Common Stock held of record by Oxford IV and mRNA II, the "Record Shares"). As the sole general partner of Oxford IV and mRNA II, OBP IV may be deemed to own the Records Shares. As the individual general partners of OBP IV, each of the General Partners may also be deemed to share the power and direct the disposition and vote of the Record Shares.

         Percent of Class: See Line 13 of the cover sheets. The percentages set forth on the cover sheets for each Reporting Person are calculated based on 37,409,214 shares of Common Stock reported to be outstanding on December 31, 2006, by the Issuer in Form SB-2/A as filed with the Securities and Exchange Commission on February 9, 2007.

         (b) Number of shares as to which each person named in paragraph (a) above has:

                  (i) sole power to vote or to direct the vote: See line 7 of cover sheets.

                  (ii) shared power to vote or to direct the vote: See line 8 of cover sheets.

                  (iii) sole power to dispose or to direct the disposition of:
         See line 9 of cover sheets.

                  (iv) shared power to dispose or to direct the disposition of:
         See line 10 of cover sheets.

         (c) Except as set forth above, none of the Reporting Persons have effected any transaction in the Common Stock in the last 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares beneficially owned by any of the Reporting Persons.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Not applicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

CUSIP No. 23247T101                   13D

         Exhibit 2 - Power of Attorney dated April 8, 2004.

CUSIP No. 23247T101                   13D


                                S I G N A T U R E S

         AAfter reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007

OXFORD BIOSCIENCE PARTNERS IV L.P.

By:      OBP MANAGEMENT IV L.P.
         General Partner

         By:           *
            ----------------------------
           Jonathan J. Fleming
           General Partner

mRNA FUND II L.P.

By:      OBP MANAGEMENT IV L.P.
         General Partner

         By:          *
            ----------------------------
           Jonathan J. Fleming
           General Partner

OBP MANAGEMENT IV L.P.

By:                   *
   -------------------------------------
   Jonathan J. Fleming
   General Partner


       *
------------------------------
Jeffery T. Barnes

       *
------------------------------
Mark P. Carthy

       *
------------------------------
Jonathan J. Fleming

CUSIP No. 23247T101                   13D


       *
------------------------------
Michael E. Lytton

       *
------------------------------
Alan G. Walton

*By:     /s/ Raymond Charest
         -----------------------------------
         Raymond Charest as Attorney-in-Fact

This Schedule 13D was executed by Raymond Charest pursuant to the Power of Attorney attached hereto as EXHIBIT 2.

CUSIP No. 23247T101                   13D

                                 EXHIBIT INDEX

1. Agreement regarding filing of joint Schedule 13D.

2. Power of Attorney dated as of April 8, 2004.

CUSIP No. 23247T101                   13D
                                                                       EXHIBIT 1

                            JOINT FILING UNDERTAKING

         Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned agree that the Schedule 13D, and any amendments thereto, filed with respect to the beneficial ownership by the undersigned of the equity securities of Cyberkinetics Neurotechnology Systems, Inc., is being filed on behalf of each of the undersigned.

Dated: February 14, 2007

OXFORD BIOSCIENCE PARTNERS IV L.P.

By:      OBP MANAGEMENT IV L.P.
         General Partner

         By:           *
            ----------------------------
           Jonathan J. Fleming
           General Partner

mRNA FUND II L.P.

By:      OBP MANAGEMENT IV L.P.
         General Partner

         By:          *
            ----------------------------
           Jonathan J. Fleming
           General Partner

OBP MANAGEMENT IV L.P.

By:                   *
   -------------------------------------
   Jonathan J. Fleming
   General Partner


       *
------------------------------
Jeffery T. Barnes

       *
------------------------------
Mark P. Carthy

       *
------------------------------
Jonathan J. Fleming

CUSIP No. 23247T101                   13D


       *
------------------------------
Michael E. Lytton

       *
------------------------------
Alan G. Walton

*By:     /s/ Raymond Charest
         -----------------------------------
         Raymond Charest as Attorney-in-Fact

This Schedule 13D was executed by Raymond Charest pursuant to the Power of Attorney attached hereto as EXHIBIT 2.

CUSIP No. 23247T101                   13D
                                                                       EXHIBIT 2


                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Raymond Charest, Alexia Pearsall and Jonathan J. Fleming, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates and documents required to be executed on behalf of himself as an individual or in his capacity as a general partner or authorized signatory, as the case may be, on behalf of any of Oxford Bioscience Partners IV L.P., mRNA II L.P., or OBP Management IV L.P., pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof, or may have done in connection with the matters described above.

         IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 8th day of April, 2004.

                        OXFORD BIOSCIENCE PARTNERS IV L.P.
                        BY ITS GENERAL PARTNER, OBP MANAGEMENT IV L.P.

                        By: /s/ Jonathan Fleming
                              -------------------------------------------------
                              Name: Jonathan J. Fleming
                              Title: General Partner

                              mRNA FUND II L.P.
                              BY ITS GENERAL PARTNER,OBP MANAGEMENT IV L.P.


                        By: /s/ Jonathan Fleming
                              -------------------------------------------------
                              Name: Jonathan J. Fleming
                              Title: General Partner

                              OBP MANAGEMENT IV L.P.


                        By: /s/ Jonathan J. Fleming
                              -------------------------------------------------
                              Name: Jonathan J. Fleming
                              Title: General Partner

CUSIP No. 23247T101                   13D


                              /s/ Jeffrey T. Barnes
                              -------------------------------------------------
                              Jeffrey T. Barnes

                              /s/ Mark P. Carthy
                              -------------------------------------------------
                              Mark P. Carthy

                              /s/ Jonathan J. Fleming
                              -------------------------------------------------
                              Jonathan J. Fleming

                              /s/ Michael E. Lytton
                              -------------------------------------------------
                              Michael E. Lytton

                              /s/ Alan G. Walton
                              -------------------------------------------------
                              Alan G. Walton